FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui enters tap water supply business in Thailand

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 28, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

February 28, 2006

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

Mitsui enters tap water supply business in Thailand

Mitsui & Co., Ltd. (“Mitsui”) has agreed with Ch. Karnchang Public Company Limited (“CHK”) to purchase 35% of the total issued shares of Thai Tap Water Supply Company Limited (“TTW”) of Thailand, and has signed a Share Purchase Agreement and Shareholders’ Agreement with CHK on February 28, 2006. The purchase price is 3.6 billion Thai Baht (approx. 90 million USD).

The background to this transaction is a 30 year tap water supply agreement between TTW and the Provincial Waterworks Authority (“PWA”) of Thailand, under which TTW is to supply drinking water to consumers in two provinces to the west of Bangkok, namely Nakhon Pathom and Samut Sakhon. TTW owns and operates the largest privately owned water treatment plant in Thailand, which has a capacity of 320,000 t/d, together with water distribution pipelines. The water supply area originally relied on boreholes for its water supply, but in view of environmental concerns such as the sinking of ground levels and pollution of ground water, the authorities decided to switch the supply of water to that of TTW.

CHK, Mitsui’s joint shareholder in the project, has been aggressive in infrastructure investment projects which serve the general public need and this also accords with the Thai government’s intention to involve the private sector in this field. CHK commenced its activities by participating in the operation of highways (Bangkok Expressway Public Company Limited) in the 1980s, and then water supply, and more recently subways (Bangkok Metro Public Company Limited). Mitsui, through its participation in TTW, will strengthen its relationship with CHK with the aim of expanding their joint business cooperation to neighbouring countries.

Mitsui has set as one of its target, the enhancement of investment in the infrastructure field, as part of its mid-term strategic and financial plan “Global Growth 2006”, and has increased its power assets since its purchase of Edison Mission Energy’s international power assets in 2004. In the water field, Mitsui is involved in a water supply project in Izmit City, Turkey and a wastewater recycling project for oil refineries in Mexico. Through this opportunity, Mitsui intends to increase its investment in the water field in Asia, Europe and Latin America.

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For further information, Please contact

Mitsui & Co., Ltd.

Corporate Communications Division
Tel: +81-3-3285-7562

Investor Relations Division
Tel: +81-3-3285-7910

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us. Such securities may not be offered or sold in the United States unless registration requirements or an applicable exemption from registration requirements under the U.S. Securities Act of 1933 are met.

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